                                   EXHIBIT 2

                          AGREEMENT AND PLAN OF MERGER




                            DATED AS OF JULY 5, 1995




                                    BETWEEN




                           FIRST AMERICAN CORPORATION




                                      AND




                            FIRST CITY BANCORP, INC.

                               TABLE OF CONTENTS



                                                                                                                      PAGE
ARTICLE I
The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

         1.1     Effective Time of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         1.2     Closing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         1.3     Effects of the Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

ARTICLE II
Effect of the Merger on the Capital Stock of the
Constituent Corporations; Exchange of Certificates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

         2.1     Effect on Capital Stock. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         2.2.    Exchange of Certificates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

ARTICLE III
Representations and Warranties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

         3.1     Representations and Warranties of FCBI . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         3.2.    Representations and Warranties of FAC. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

ARTICLE IV
Covenants Relating to Conduct of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         4.1     Covenants of Both Parties. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         4.2     Covenants of FCBI. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         4.3     Covenants of FAC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         4.4     Adverse Changes in Condition . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         4.5     Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         4.6     Affirmative Covenants of FCBI. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         4.7     No Solicitation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

ARTICLE V
Additional Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         5.1     Preparation of S-4 and the Proxy Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         5.2     Letter of FCBI's Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         5.3     Letter of FAC's Accountants. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         5.4     Access to Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         5.5     FCBI Stockholders' Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         5.6     Legal Conditions to Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         5.7     Affiliates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         5.8     NASDAQ Listing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         5.9     Transition of Certain Employee Benefit Plans;
                 Employment Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         5.10    Shareholder Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         5.11    Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         5.12    Brokers or Finders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         5.13    Indemnification:  Directors' and Officers' Insurance . . . . . . . . . . . . . . . . . . . . . . . .  35
         5.14    Coordination of Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         5.15    FCBI Accruals and Reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         5.16    Bank Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         5.17    Additional Agreements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         5.18    Enforcement of Agreements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         5.19    Cooperation Generally. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

ARTICLE VI
Conditions Precedent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

         6.1     Conditions to Each Party's Obligation
                 To Effect the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         6.2     Conditions to Obligations of FAC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         6.3     Conditions to Obligations of FCBI. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ARTICLE VII
Termination and Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

         7.1     Termination. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47
         7.2     Rights and Obligations upon Termination. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
         7.3     Fees and Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
         7.4     Effect of Termination. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50

ARTICLE VIII
General Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50

         8.1     Nonsurvival of Representations,
                 Warranties, and Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50
         8.2     Notices. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50
         8.3     Interpretation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
         8.4     Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52
         8.5     Entire Agreement; No Third Party Beneficiaries;
                 Rights of Ownership. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52
         8.6     Governing Law. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52
         8.7     Injunctive Relief; Limitations on Remedies . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52

         8.8     Publicity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52
         8.9     Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53
         8.10    Consents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52
         8.11    Disclosures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53

                          AGREEMENT AND PLAN OF MERGER


                 This AGREEMENT AND PLAN OF MERGER dated as of July 5, 1995 (the "Agreement"), between First American Corporation, a Tennessee corporation ("FAC") and First City Bancorp, Inc., a Tennessee corporation ("FCBI").


                              W I T N E S S E T H:

                 WHEREAS, the Boards of Directors of FAC and FCBI have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the business combination transaction provided for herein in which FCBI would merge with and into FAC (the "Merger"); and

                 WHEREAS, FAC and FCBI desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

                 WHEREAS, as soon as practicable after the execution and delivery of this Agreement, it is contemplated that First American National Bank, a national bank and a wholly owned subsidiary of FAC ("FANB") and First City Bank of Murfreesboro ("FCB") and Citizens Bank of Smithville ("Citizens"), both Tennessee state chartered banks and wholly owned subsidiaries of FCBI (the "Subsidiary Banks") will enter into a bank plan of merger of the Subsidiary Banks with and into FANB (the "Bank Plan of Merger"), and it is intended that the Bank Plan of Merger will be consummated immediately after consummation of the Merger; and

                 WHEREAS, for Federal income tax purposes, it is intended that the Merger and the Bank Plan of Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

                 NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   The Merger

                 1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, articles of merger (the "Articles of Merger") including a plan of merger consistent with this Agreement shall be duly prepared, executed and acknowledged by the Surviving Corporation (as defined in Section 1.3(b)) and thereafter delivered to the Secretary of State of the State of Tennessee, for filing, as provided in the Tennessee Business Corporation Act (the "TBCA"), as soon as practicable on or after the Closing Date (as defined in Section 1.2). The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Tennessee or at such time thereafter as is provided in the Articles of Merger (the "Effective Time"), but in either event the parties intend that the Effective Time shall be 12:01 a.m. of the first calendar day of the month immediately following the month in which the Closing occurs.

                 1.2 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. Central Time on the first day which is (a) the last business day of February 1996, or succeeding calendar months thereafter and (b) at least two business days after satisfaction (or waiver) of each of the conditions set forth in Sections 6.1, 6.2 and 6.3 (other than the delivery of the officers' certificate referred to in Sections 6.2(b) and 6.3(b) (provided that the other closing conditions set forth in Article VI have been met or waived as provided in Article VI at or prior to the Closing (the "Closing Date"), at the offices of FAC, First American Center, Nashville, Tennessee 37237, unless another time, date or place is agreed to in writing by the parties hereto.

                 1.3      Effects of the Merger.  (a) At the Effective Time,
(i) the separate existence of FCBI shall cease and FCBI shall be merged with and into FAC, (ii) the Subsidiary Banks would be merged directly with and into FANB, (iii) Tennessee Credit Corporation ("TCC") and First City Life Insurance Company ("First City") would remain separate subsidiaries, either of FAC or FANB, (iv) the charter of FAC as in effect immediately prior to the Effective Time shall be the charter of the Surviving Corporation and (iii) the By-laws of FAC as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation.

                 (b) As used in this Agreement, "Constituent Corporation" shall mean FAC and FCBI and "Surviving Corporation" shall mean FAC.

                 (c) At and after the Effective Time, the Merger will have the effects set forth in Section 48-21-108 of the TBCA.

                                   ARTICLE II

                Effect of the Merger on the Capital Stock of the
               Constituent Corporations; Exchange of Certificates

                 2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of FCBI Common Stock or Series A Preferred:

                 (a) Cancellation of Stock. All shares of the no par value common stock of FCBI (the "FCBI Common Stock") that are owned by FAC or any Subsidiary of FAC (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties (any such shares, "trust account shares")) shall be canceled and retired and shall cease to exist and no stock of FAC or other consideration shall be delivered in exchange therefor. All shares of $5.00 par value common stock of FAC (the "FAC Common Stock") that are owned by FCBI or any Subsidiary (other than trust account shares) shall become authorized but unissued stock of FAC. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or of which at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party and/or by any one or more of its Subsidiaries.

                 (b) Conversion of FCBI Common Stock. Subject to Section 2.2(a), each issued and outstanding share of FCBI Common Stock (other than shares to be canceled in accordance with Section 2.1(a)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, if the Average Closing Price is between $31.40 and $41.70, the number of fully paid and nonassessable shares of FAC Common Stock rounded to the nearest thousandth of a share, determined by dividing $26.50 by the Average Closing Price, as defined below (the "Exchange Ratio") including the corresponding number of rights associated with the FAC Common Stock pursuant to the FAC Rights Agreement (as defined in Section 3.2(b)) provided, that except as set forth below, the Exchange Ratio shall not exceed .8440 shares of FAC Common per share of FCBI Common and shall not be less than .6335 shares of FAC Common per share of FCBI Common. The Average Closing Price shall mean the average closing sale price per share of FAC Common Stock on the NASDAQ national market system (as reported in The Wall Street Journal, or if not reported thereby, any other authoritative source) for the twenty (20) consecutive trading days ending on and including the fifth day immediately preceding closing (the "Measurement Period").

         If the Average Closing Price is greater than $41.70, then FAC shall have the right to notify FCBI on the first day following the end of the Measurement Period of its election to terminate the Agreement effective three days thereafter unless the Exchange Ratio is reduced to $26.50 divided by the Average Closing Price, and in that event this Agreement will terminate at the close of business on such third day unless prior thereto FCBI shall have agreed to such reduction in the Exchange Ratio. If the Average Closing Price is less than $31.40, then FCBI shall have the right to notify FAC on the first day following the end of the Measurement Period of its election to terminate this Agreement effective three days thereafter unless the Exchange Ratio is increased to $26.50 divided by the Average Closing Price, and in that event this Agreement will terminate at the close of business on such third day unless prior thereto FAC shall have agreed to such increase in the Exchange Ratio. In the event that prior to the Effective Time the outstanding shares of FAC Common Stock have been increased, decreased, changed into or exchanged for a different number or kind of shares through a reorganization, reclassification, stock dividend, stock split, reverse stock split or other similar change applicable adjustments shall be made to the Average Closing Price and the maximum and minimum number of shares to be exchanged.

                 All such shares of FCBI Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the shares of FAC Common Stock into which FCBI Common Stock has been converted and the right to cash payment for fractional shares, if any. Certificates previously representing shares of FCBI Common Stock shall be exchanged for certificates representing whole shares of FAC Common Stock issued in consideration therefor and cash for fractional shares, if any, upon the surrender of such certificates in accordance with Section 2.2.

                 (b) Conversion of FCBI Series A Preferred Stock. Each issued and outstanding share of Series A Preferred shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive $6.00 cash per share of Series A Preferred, plus any accumulated but unpaid dividends accrued to the Effective Time, and from and after the Effective Time, all shares of FCBI Series A Preferred shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to such cash payment. Certificates previously representing shares of Series A Preferred shall be exchanged for the foregoing cash payment upon the surrender of such certificates in accordance with Section 2.2.

                 (c) Conversion of FCBI Stock Options. Each option to purchase shares of FCBI Common Stock ("Options") issued and outstanding immediately prior to the Effective Time shall be converted into and exchangeable for the right to receive cash equal to (A) the market value of a share of FAC Common Stock (computed in accordance with Section 2.2(e)), multiplied by the number of shares of FAC Common Stock which would be received by the Option holder if the Option were exercised immediately prior to the Effective Time, minus (B) the exercise price of the Option, and from and after the Effective Time, all such Options shall be canceled and shall no longer be outstanding.

                 (d) No Dissenters Rights. Pursuant to Section 48-23-102 of the TBCA, holders of FCBI Common Stock will not have dissenters' rights of appraisal as a result of the Merger or any other event or transaction contemplated by this Agreement.

                 (e) Shares of FAC Common Stock. Each share of FAC Common Stock outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                 2.2. Exchange of Certificates. (a) Exchange Agent. As of the Effective Time, FAC shall deposit, or shall cause to be deposited, with an exchange agent selected by FAC and reasonably acceptable to FCBI, (the "Exchange Agent"), for the benefit of the holders of shares of FCBI Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of FAC Common Stock (such certificates for shares of FAC Common Stock together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of FCBI Common Stock and cash for fractional shares.

                 (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, but in no event later than five (5) business days thereafter, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of FCBI Common Stock (the "Certificates") whose shares were converted into shares of FAC Common Stock pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as FAC and FCBI may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of FAC Common Stock and cash for fractional shares, if any. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of FAC Common Stock which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this
Article II (after taking into account all shares of FCBI Common Stock then held by such holder), and cash for fractional shares, if any, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of FCBI Common Stock which is not registered in the transfer records of FCBI, a certificate representing the proper number of shares of FAC Common Stock may be issued to a transferee if the Certificate representing such FCBI Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of FAC Common Stock and cash in lieu of any fractional shares of FAC Common Stock as contemplated by this Section 2.2.

                 (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to FAC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of FAC Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of FAC Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable with respect to a fractional share of FAC Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of FAC Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of FAC Common Stock.

                 (d) No Further Ownership Rights in FCBI Common Stock. All shares of FAC Common Stock issued upon conversion of shares of FCBI Common Stock and all cash tendered upon conversion of shares of Series A Preferred Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of FCBI Common Stock or Series A Preferred Stock as the case may be, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by FCBI on such shares of FCBI Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of FCBI Common Stock or Series A Preferred Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

                 (e) No Fractional Shares. (i) No certificates or scrip representing fractional shares of FAC Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of FAC including without limitation the right to receive dividends. Each holder of FCBI Common Stock who would otherwise have been entitled to receive a fraction of a share of FAC Common Stock

(after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FAC Common Stock multiplied by the market value of one share of FAC Common Stock on the day immediately prior to the Effective Time. The market value of one share of FAC Common Stock on the day immediately prior to the Effective Time shall be the closing price of such stock on the NASDAQ national market system (as reported in The Wall Street Journal, or if not reported thereby, any other authoritative source) on the last trading day preceding the Effective Time. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of FCBI Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of FCBI Common Stock subject to and in accordance with the terms of Section 2.2(b).

                 (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the stockholders of FCBI for one year after the Effective Time shall be delivered to FAC, upon demand, and any stockholders of FCBI who have not theretofore complied with this Article II shall thereafter look only to FAC for payment of their claim for FAC Common Stock, any cash in lieu of fractional shares of FAC Common Stock and any dividends or distributions with respect to FAC Common Stock.

                 (g) No Liability. Neither FAC nor FCBI shall be liable to any holder of shares of FCBI Common Stock, Series A Preferred Stock or FAC Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.


                                  ARTICLE III

                         Representations and Warranties

                 3.1 Representations and Warranties of FCBI. FCBI represents and warrants to FAC as follows:

                 (a) Organization, Standing and Power. FCBI is a Tennessee corporation and a bank holding company registered under the Bank Holding Company Act. FCB and Citizens are Tennessee chartered state banks and are wholly owned subsidiaries of FCBI, and TCC, a Tennessee industrial loan and thrift company, and First City, an Arizona credit life and credit accident and health insurance company, are wholly owned subsidiaries of FCB (the "Subsidiaries"). Each of FCBI and its Subsidiaries is a state bank or corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify would not have a material adverse effect on FCBI.

         As used in this Agreement, (i) any reference to any event, change or effect being "material" with respect to any entity means an event, change or effect which is material in relation to the financial condition, properties, assets, liabilities, businesses, or results of operations of such entity and its Subsidiaries taken as a whole, or upon the continued operation or prospects of any entity or any Subsidiary thereof, and (ii) the term "material adverse effect" means, with respect to FCBI or FAC, a material adverse effect on the business, assets, results of operations or financial condition of such party and its Subsidiaries taken as a whole or on the ability of such party to perform its obligations hereunder, or upon the continued operation or prospects of any entity or any Subsidiary thereof.

         (b) Capital Structure. (i) As of the date hereof, the authorized capital stock of FCBI consists of 5,000,000 shares of FCBI Common Stock, no par value ("FCBI Common Stock"), 1,000,000 shares of preferred stock, no par value, consisting of Series A preferred stock ("Series A Preferred") which, at the option of the holder thereof is convertible into 244,772 shares of FCBI Common Stock, 1,335,140 shares of Series B Junior Preferred Stock ("Series B Junior Preferred") which are issuable pursuant to the terms of the Series B preferred stock purchase rights ("Series B Rights"), Series C preferred stock ("Series C Preferred") and Series D preferred stock ("Series D Preferred"), which are redeemable by FCBI for $100.00 per share plus an amount equal to all Undeclared Dividends. At the close of business on June 30, 1995, 1,335,140 shares of FCBI Common Stock, together with a like number of Series B Rights, were outstanding, 333,781 shares of Series A Preferred were outstanding (which were convertible at the option of the holder thereof into 244,772 shares of FCBI Common Stock and automatically convertible into shares of FCBI Common Stock on April 1, 1999), no shares of Series B Junior Preferred were issued or outstanding, 31,053 shares of Series C Preferred were outstanding, 8,930 shares of Series D were outstanding, options for 40,000 shares of FCBI Common Stock were outstanding, 40,000 shares of FCBI Common Stock were reserved for issuance upon the exercise of outstanding stock options and for restricted stock awards and no shares of FCBI Common Stock were held by FCBI in treasury or by its Subsidiaries. All outstanding shares of FCBI capital stock are validly issued, fully paid and nonassessable and not subject to preemptive rights.

                          (ii)     Except for the  floating rate convertible
subordinated capital debentures issued April 1, 1987 and due April 1, 1999, (the "Convertible Debentures") which are currently convertible at the option of the holders thereof into 165,143 shares of FCBI Common Stock (and which are also payable at maturity for shares of FCBI Common Stock with a market value equal to the principal amount thereof) and of which $1,351,172 were outstanding as of June 30, 1995, as of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders may vote ("Voting Debt") of FCBI were issued or outstanding. The maturity date of the Convertible Debentures may be accelerated with the requisite vote or consent of the holders thereof.

                          (iii)   As of the date of this Agreement, except for
this Agreement, the 1994 First City Bancorp Stock Bonus and Savings Plan and except as described in subparagraphs (i) and (ii) above, there are no options, warrants, calls, rights, commitments or agreements of any character to which FCBI or any Subsidiary of FCBI is a party or by which it is bound obligating FCBI or any Subsidiary of FCBI to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt of FCBI or of any Subsidiary of FCBI or obligating FCBI or any Subsidiary of FCBI to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. After the Closing Date, there will be no other option, warrant, call, right or agreement obligating FCBI or any Subsidiary of FCBI to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or any Voting Debt of FCBI or any Subsidiary of FCBI, or obligating FCBI or any Subsidiary of FCBI to grant, extend or enter into any such option, warrant, call, right or agreement. As of the date hereof, except as set forth in this section, there are no outstanding contractual obligations of FCBI or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of FCBI or any of its Subsidiaries.

                          (iv)    Since June 30, 1995, except as permitted by
this Agreement, FCBI has not (A) issued or permitted to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock, of FCBI or any of its Subsidiaries, other than pursuant to and as required by the terms of any FCBI Stock Options or FCBI Stock Plans; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more of its subsidiaries, any shares of capital stock of FCBI or any of its Subsidiaries (other than the acquisition of trust account shares); or (C) declared, set aside, made or paid to the stockholders of FCBI dividends or other distributions on the outstanding shares of capital stock of FCBI, other than dividends required under the terms of outstanding preferred stock and regular quarterly cash dividends on FCBI Common Stock at a rate not in excess of the regular quarterly cash dividends most recently declared by FCBI prior to the date hereof and as set forth in Section 4.2(c) below.

                 (c) Authority. (i) FCBI has all requisite corporate power and authority to enter into this Agreement and, subject to approval of this Agreement by the stockholders of FCBI, to consummate the transactions contemplated hereby. The Subsidiary Banks have all requisite corporate power and authority to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of FCBI, subject in the case of this Agreement to such approval of this Agreement by the stockholders of FCBI. This Agreement has been duly executed and delivered by FCBI and constitutes the valid and binding obligation of FCBI, enforceable in accordance with its terms.

                          (ii)    Except as disclosed in the FCBI Disclosure
Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "Violation") pursuant to, any provision of the charter or By-laws of FCBI or any Subsidiary of FCBI or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Benefit Plan (as defined in Section 3.1(j)) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to FCBI or any Subsidiary of FCBI or their respective properties or assets which Violation would have a material adverse effect on FCBI and its Subsidiaries taken as a whole.

                          (iii)   No consent, approval, order or authorization
of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (a "Governmental Entity"), is required by or with respect to FCBI or any Subsidiary of FCBI in connection with the execution and delivery of this Agreement and the transactions contemplated hereby the failure to obtain which would have a material adverse effect on FCBI or any Subsidiary thereof, except for (A) the filing of applications with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the BHC Act and the Federal Deposit Insurance Act ("FDIA") and with the U. S. Comptroller of the Currency (the "OCC") and approval of same, (B) the filing with the SEC of (1) a proxy statement in definitive form relating to the meeting of FCBI's stockholders to be held in connection with the Merger (the "Proxy Statement") and (2) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (C) the filing of Articles of Merger with the Secretary of State of the State of Tennessee and appropriate documents with the relevant authorities of other states in which FCBI is qualified to do business, (D) the filing of such applications, filings, authorizations, orders and approvals as may be required under Tennessee banking laws, and with and of state banking authorities and approval of same ("State Banking Approval") and pursuant to state takeover or change in control laws ("State Takeover Approval"), (E) consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers or investment advisers, and federal commodities laws relating to the regulation of future commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules of NASDAQ, or which are required under consumer finance, mortgage banking an other similar laws, (F) notices under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (G) such filings, notifications and approvals as are required in order to terminate the ESOP and other FCBI Benefit Plans as hereinafter defined and described, and (I) filings, notifications and approvals under state insurance laws and regulations.

                 (d) SEC Documents. FCBI has made available to FAC a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by FCBI with the SEC (other than reports filed pursuant to Section 13(d) or 13(g) of the Exchange Act) since December 31, 1994 including the Form 10-QSB for the quarter ended March 31, 1995 (the "FCBI First Quarter 10-QSB") (as such documents have since the time of their filing been amended, the "FCBI SEC Documents"), which are all the documents (other than preliminary material and reports required pursuant to Section 13(d) or 13(g) of the Exchange Act) that FCBI was required to file with the SEC since such date. FCBI has made available to FAC true and complete copies of the most recent annual and quarterly Consolidated Report of Condition and Income ("Call Reports") of FCB and Citizens filed with the FDIC and the Tennessee Department of Financial Institutions (the "Department"). As of their respective dates, the FCBI SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such FCBI SEC Documents, and none of the FCBI SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of FCBI included in the FCBI SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-QSB of the SEC or normal recurring year-end adjustments) and fairly present the consolidated financial position of FCBI and its consolidated Subsidiaries at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. All material agreements, contracts and other documents required to be filed as exhibits to any of the FCBI SEC Documents have been so filed. Except as set forth in the FCBI Disclosure Schedule, FCBI has no off-balance sheet financial instruments including but not limited to letters of credit, unfunded commitments and derivative financial instruments. To FCBI's knowledge, there are no unasserted claims that are not disclosed in the FCBI SEC Documents that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on FCBI and its Subsidiaries, taken as a whole.

                 (e) Information Supplied. None of the information supplied pursuant to this Agreement or to be supplied by FCBI for inclusion or incorporation by reference in (i) the registration statement on Form S-4 (or other applicable form) to be filed with the SEC by FAC in connection with the issuance of shares of FAC Common Stock in the Merger (the "S-4") will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date of mailing to stockholders and at the times of the meeting of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement (except for such portions thereof that relate only to FAC) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

                 (f) Compliance with Applicable Laws. FCBI and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of FCBI and its Subsidiaries, taken as a whole (the "FCBI Permits"). FCBI and its Subsidiaries are in compliance with the terms of the FCBI Permits, except where the failure as to comply would not have a material adverse effect on FCBI and its Subsidiaries, taken as a whole. Except as disclosed in the FCBI SEC Documents filed prior to the date of this Agreement, the businesses of FCBI and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a material adverse effect on FCBI and its Subsidiaries, taken as a whole. Except for routine examinations by Federal or state Governmental Entities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits ("Bank Regulators"), as of the date of this Agreement, to the knowledge of FCBI, no investigation by any Governmental Entity with respect to FCBI or any of its Subsidiaries is pending or threatened.

                 (g) Litigation. As of the date of this Agreement, except as disclosed in the FCBI SEC Documents filed prior to the date of this Agreement there is no suit, action or proceeding pending or, to the knowledge of FCBI, threatened, against or affecting FCBI or any Subsidiary of FCBI that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on FCBI and its Subsidiaries, taken as a whole, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against FCBI or any Subsidiary of FCBI having, or which would reasonably be expected to have any such effect.

                 (h) Taxes. FCBI and each of its Subsidiaries have filed all tax returns required to be filed by any of them and have paid (or FCBI has paid on their behalf), or have set up an adequate reserve for the payment of, all taxes required to be paid as shown on such returns, and the most recent consolidated financial statements contained in the FCBI SEC Documents reflect an adequate provision for current and deferred taxes payable by FCBI and its Subsidiaries accrued through the date of consolidated such financial statements, except in each case where a failure to do so would not have a material adverse effect on FCBI. No deficiencies for any taxes have been proposed, asserted or assessed against FCBI or any of its Subsidiaries that are not adequately reserved for, except for deficiencies that would not have a material adverse effect on FCBI. Except with respect to claims for refund, the Federal income tax returns of FCBI and each of its Subsidiaries consolidated in such returns have been examined by and settled with the United States Internal Revenue Service (the "IRS"), or the statute of limitations with respect to such years has expired (and no waiver extending the statute of limitations has been requested or granted), for all years through 1990. No Federal income tax returns of FCBI and each of its Subsidiaries consolidated are currently under examination by the IRS. For the purpose of this Agreement, the term "tax" (including, with correlative meaning, the terms "taxes" and "taxable") shall include, except where the context otherwise requires, all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

                 (i) Certain Agreements. Except as set forth in the FCBI Disclosure Schedule, and except for this Agreement, as of the date hereof, neither FCBI nor any of its Subsidiaries is a party to any oral or written agreement not terminable on 30 days' or less notice or involving the payment of more than $25,000 per annum.

                 (j) Benefit Plans. Neither FCBI nor any of its Subsidiaries maintains for the benefit of its employees any "employee benefit plans" (each a "FCBI Benefit Plan"), as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other profit-sharing, deferred compensation, bonus stock option, stock purchase, employee benefit plans or arrangements, except as set forth in the FCBI Disclosure Schedule. FCBI has made available to FAC a true and complete copy of each FCBI Benefit Plan and any related funding agreements, including all amendments, supplements, and modifications thereto, all of which are legally valid and binding and in full force and effect, and not in default in any respect. FCBI will also make available to FAC a true and complete copy of the most recent annual report

(Form 5500) and actuarial report, if any, for each FCBI Benefit Plan, and the most recent IRS determination letter, if any, for each FCBI Benefit Plan. All contributions required to be made to each FCBI Benefit Plan under the terms of that FCBI Benefit Plan, ERISA, or other applicable law have been timely made. Except as set forth in the FCBI Disclosure Schedule, in the case of each FCBI Benefit Plan that is subject to Title I, subtitle B, part 3 of ERISA, the net fair market value of the assets held to fund that FCBI Benefit Plan exceed the actuarial present value (based on the actuarial assumptions used by FCBI and its Subsidiaries for funding) of all accrued benefits, both vested and nonvested under that FCBI Benefit Plan. To the knowledge of FCBI, each FCBI Benefit Plan complies currently, and has complied in the past, in form and operation, with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended (the "Code"), and other applicable law in all material respects. Each FCBI Benefit Plan intended to be a qualified plan and exempt trust under the provisions of Sections 401 and 501 of the Code has been the subject of an IRS determination letter to that effect and except as set forth on the FCBI Disclosure Schedule FCBI knows of no facts or circumstances that are likely to adversely affect the qualified status of any FCBI Benefit Plan. FCBI will make any amendments required to be made to each FCBI Benefit Plan to comply with applicable legislation or regulations prior to the Effective Time. To the knowledge of FCBI, there have been no "prohibited transactions" (as defined in Section 4975(c)(1) of the Code or Section 406 of ERISA) that would subject any of the FCBI Benefit Plans, any fiduciary thereof or any party dealing with the FCBI Benefit Plans to the tax on prohibited transactions imposed by Section 4975 of the Code or to a civil penalty imposed by Section 502 of ERISA. No amount is due or owing from FCBI and or any of its Subsidiaries to the Pension Benefit Guaranty Corporation under Title IV of ERISA for any reason. To the knowledge of FCBI, no event which constitutes a "reportable event" as defined in Section 4043 of ERISA has occurred with respect to any FCBI Benefit Plan that is covered by ERISA. Since September 2, 1974, FCBI has not terminated any employee benefit plan subject to Title IV of ERISA for which a Notice of Sufficiency has not been issued by the Pension Benefit Guaranty Corporation. To the knowledge of FCBI, there are no issues or disputes with respect to any FCBI Benefit Plan, or the administration thereof, currently existing between any trustee or other fiduciary thereunder, FCBI or any of its Subsidiaries and any governmental agency, employee, former employee or beneficiary of any employee or former employee of FCBI or any of its Subsidiaries. Except as set forth in the FCBI Disclosure Schedule, neither FCBI nor any of its Subsidiaries has previously, currently or will prior to the Effective Time (i) participate in or contribute to any multiemployer plan as such term is defined in Section 4001(a) of ERISA or (ii) agree to provide any post-retirement welfare benefits to its former employees. All group health plans of FCBI and its Subsidiaries have been operated in good faith compliance with the applicable requirements for group health plan continuation coverage of
Section 4980B of the Code.

                 (k) Subsidiaries. Exhibit 21 to FCBI's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, includes all the Subsidiaries of FCBI as of the date of this Agreement and indicates for each such Subsidiary, except for First City Life Insurance Company, which is chartered under the laws of the State of Arizona, as of such date the jurisdiction of incorporation. Except as set forth on such Exhibit, neither FCBI nor any Subsidiary of FCBI owns any equity interest in any other corporation, association, partnership or other entity. FCB and Citizens are the only Subsidiaries of FCBI that are depository institutions and both FCB and Citizens are an "insured depository institution" as defined in the FDIA and applicable regulations thereunder. All of the shares of capital stock of each of the Subsidiaries held by FCBI or by another Subsidiary of FCBI are fully paid and nonassessable and are owned by FCBI or a Subsidiary of FCBI free and clear of any claim, lien or encumbrance.

                 (l) Agreement with Bank Regulators. As of the date of this Agreement, neither FCBI nor any Subsidiary of it is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any condition imposed in writing, order or directive by, or is a recipient of any extraordinary supervisory letter from, any Bank Regulator which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management, nor has FCBI been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, condition, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

                 (m) Absence of Certain Changes or Events. Except as disclosed in the FCBI SEC Documents filed prior to the date of this Agreement, since [December 31 1994], FCBI and its Subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change, nor has there occurred any event involving a prospective change, in the business, assets, financial condition or results of operations of FCBI or any of its Subsidiaries which has had, or is reasonably likely to have, a material adverse effect on FCBI (other than as a result of changes in banking or thrift laws or regulations of general applicability or interpretations thereof, changes in generally accepted accounting principles or regulatory accounting practices or interpretations thereof, changes in general economic conditions including but not limited to changes in interest rates, and changes that could, under the circumstances, reasonably have been anticipated in light of disclosures made in writing by FCBI to FAC prior to execution of this Agreement, changes effected on FAC's request pursuant to Section 5.16 hereof or the settlement or disposition of any litigation pending as of the date hereof and set forth on the FCBI Disclosure Schedule by FCBI or any Subsidiary).

                 (n) Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of FCBI Common Stock entitled to vote thereon and the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred are the only votes of the holders of any class or series of FCBI capital stock necessary to approve this Agreement and the transactions contemplated hereby.

                 (o) Properties. Except as disclosed in the FCBI SEC Documents filed prior to the date of this Agreement, FCBI or one of its Subsidiaries (i) has good, clear and marketable title to all the properties and assets which are material to FCBI's business on a consolidated basis and are reflected in the latest audited consolidated balance sheet included in the FCBI SEC Documents as being owned by FCBI or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever except (A) statutory liens securing payments not yet due, (B) liens on assets of Subsidiaries of FCBI incurred in the ordinary course of their business and (C) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, in either case in such a manner as to have a material adverse effect on FCBI and its Subsidiaries, taken as a whole and (ii) is the lessee of all leasehold estates which are material to FCBI's business on a consolidated basis and are reflected in the latest audited consolidated financial statements included in the FCBI SEC Documents or acquired after the date thereof (except for leases that have expired by their terms or as to which FCBI has agreed to terminate since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to FCBI's knowledge, the lessor, other than defaults that do not or would not have a material adverse effect on FCBI.

                 (p) Ownership of FAC Common Stock. As of the date hereof, neither FCBI nor, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or (ii) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of FAC, which in the aggregate, represent 10% or more of the outstanding shares of capital stock of FAC entitled to vote generally in the election of directors (other than trust account shares).

                 (q) Allowance for Possible Loan Losses. The allowance for possible loan losses shown on the statement of financial condition of FCBI as of March 31, 1995 was in the opinion of management of FCBI, consistent with applicable regulations and adequate in all material respects to provide for all known and reasonably anticipated possible losses, net of recoveries relating to loans previously charged off, on loans and leases outstanding and accrued interest receivable on non-performing loans as of March 31, 1995, and as of June 30, 1995, and as of the Effective Time will be in the opinion of management of FCBI, consistent with applicable regulations and adequate in all material respects to provide for all known and reasonably anticipated possible losses, net of recoveries relating to loans previously charged off, on loans and leases outstanding and accrued interest receivable on non-performing loans as of the Effective Time.

                 (r) Certain Transactions with Affiliated Persons. Except as disclosed in the FCBI Disclosure Schedule, there are no transactions to which FCBI or any Subsidiary was a party in which any officer or director of FCBI or any Subsidiary or any other entity controlled by, under common control with or in control of FCBI had a direct or indirect interest.

                 (s) Permissible Activities. Except as set forth in the FCBI Disclosure Schedule, all of the business activities conducted by FCBI and its Subsidiaries as of the date hereof are business activities in which a bank holding company is permitted to engage under the federal Bank Holding Company Act of 1956, as amended, and Regulation Y promulgated thereunder and all business activities conducted by FCBI as of the date hereof are business activities in which national banks are permitted to engage under the rules and regulations of the OCC.

                 (t) Environmental Matters. Except as set forth in the FCBI Disclosure Schedule:

                          (i)     The operations of FCBI and its Subsidiaries
have been in the past and are now to its knowledge in compliance in all material respects with all federal, state and local laws, rules and regulations and other governmental restrictions relating to pollution or protection of the environment or public or employee health and safety (collectively, the "Environmental Laws") including, without limitation, those relating to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Section 9601 et seq. ("CERCLA"); the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901 et seq.
("RCRA"), the Hazardous Materials Transportation Act, as amended by the Solid Waste Disposal Act and as further amended, 49 U.S.C. Section 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251 et seq., the Safe Water Drinking Act, 42 U.S.C. Section 300f-300j; the Clean Air Act, 42 U.S.C. Section 7401 et seq.; and the Occupational Safety and Health Act.

                          (ii)    Neither FCBI nor any Subsidiary have been
notified of an Environmental Laws violation; and are not otherwise aware that it is considered potentially liable under the Environmental Laws; and neither FCBI nor any Subsidiary have received any requests for information or other correspondence (including, without limitation consent orders, consent decrees, judgments, orders or injunctions) by or from any governmental authority or private party concerning any site, facility or operation relating to (x) the Environmental Laws, (y) environmental protection and health or safety matters, or (z) any statutory or common law theory of liability involving environmental or health and safety matters.

                          (iii)   To the knowledge of FCBI, no use, disposal,
releases, burial or placement of any material regulated under or defined by any Environmental Law, including without limitation, asbestos (collectively, "Hazardous Materials") has occurred on, in, at, under or about any of the property owned, leased or operated at any time by FCBI or any Subsidiary.

                          (iv)    To the knowledge of FCBI, there has been no
disposal, release, burial or placement of Hazardous Materials on any real property not owned, leased or operated by FCBI or any Subsidiary which may result or has resulted in contamination of or beneath the property owned, leased or operated at any time by FCBI or any Subsidiary.

                          (v)     All of the above-ground and underground
storage tanks presently on any real property owned, leased or operated by FCBI or any Subsidiary have been properly registered.

                          (vi)    No audit or investigation has been conducted
as to environmental matters relating to any property owned, leased or operated by FCBI or any Subsidiary by any governmental agency.

                          (vii)   There are no civil or criminal actions, suits
or proceedings, or demands, claims, notices or investigations (including, without limitation, notices, demand letters or requests for information from any environmental agency) instituted or pending, or threatened relating to the liability of any properties owned or operated by FCBI or any Subsidiary under any Environmental Law.

                 (u) Charter Provisions and State Anti-Takeover Laws. FCBI and each of its Subsidiaries has taken or will take all actions necessary so that the entering into this Agreement and the consummation of the transactions contemplated hereby (i) are exempt from any applicable state takeover law and
(ii) do not and will not result in the grant of any rights to any person under the charter, bylaws or other governing instrument of FCBI or any Subsidiary thereof or restrict or impair the right of FAC to vote or otherwise to exercise the rights of a shareholder with respect to shares of FCBI or any Subsidiary thereof that may be acquired or controlled by FAC pursuant to this Agreement or the consummation of the transactions contemplated hereby.

For purposes of this Agreement, the term "knowledge" as used with respect to any person shall mean the knowledge after due inquiry of the chairman, president, chief financial officer, chief credit officer, or general counsel. The term "person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

                 3.2. Representations and Warranties of FAC. FAC represents and warrants to FCBI as follows:

                 (a) Organization, Standing and Power. FAC is a Tennessee corporation and a bank holding company registered under the Bank Holding Company Act. First American National Bank ("FANB") is a national banking association and a wholly owned Subsidiary of FAC. Each of FAC and its Subsidiaries is a national bank, corporation or partnership duly organized, validly existing and, in the case of banks or corporations, in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify would not have a material adverse effect on FAC and its Subsidiaries, taken as a whole.

                 (b) Capital Structure. (i) As of the date hereof, the authorized capital stock of FAC consists of 50,000,000 shares of FAC Common Stock $5.00 par value ("FAC Common Stock") and 2,500,000 shares of preferred stock without par value (the "FAC Preferred"). As of the close of business on June 30, 1995, (A) 25,755,355 shares of FAC Common Stock were outstanding, no shares of FAC Preferred Stock were outstanding, and (B) 780,660 shares of FAC Common Stock were reserved for issuance pursuant to FAC's Dividend Reinvestment and Stock Purchase Plan, 2,999,192 shares of FAC Common Stock were reserved for issuance upon the exercise of stock options pursuant to the First American Corporation 1991 Employee Stock Incentive Plan, the First American Corporation STAR Award Plan and the First American Corporation 1993 Non-Employee Director Stock Option Plan, (the "FAC Stock Plans"), 908,859 shares of FAC Common Stock were reserved for transfer to the First American Corporation First Incentive Reward Savings Thrift Plan (Section 401(k) Plan (the "FIRST Plan")) and 2,500,000 shares of FAC Preferred were reserved for issuance under the First American Shareholder Rights Plan dated December 14, 1988 (the "FAC Rights Agreement").

                          (ii)    As of the date hereof, no Voting Debt of FAC
was issued or outstanding. All outstanding shares of FAC capital stock are, and the shares of FAC Common Stock (A) to be issued pursuant to or as specifically contemplated by this Agreement and (B) when issued in accordance with this Agreement upon exercise of the FCBI Stock Options, as the case may be, will be validly issued, fully paid and nonassessable and not subject to preemptive rights.

                          (iii)   As of the date of this Agreement, except for
this Agreement, FAC Stock Plans, the FAC Rights Agreement, the Agreement and Plan of Merger between FAC and Heritage Federal Bancshares, Inc., and the Agreement and Plan of Reorganization by and between Charter Federal Savings Bank and FAC, there are no options, warrants, calls, rights, commitments or agreements of any character to which FAC or any Subsidiary of FAC is a party or by which it is bound obligating FAC or any Subsidiary of FAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt of FAC or of any Subsidiary of FAC or obligating FAC or any Subsidiary of FAC to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

                 (c) Authority. (i) FAC has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. FANB has all requisite corporate power and authority to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of FAC. This Agreement has been duly executed and delivered by FAC and constitutes a valid and binding obligation of FAC, enforceable in accordance with its terms.

                          (ii)    The execution and delivery of this Agreement
does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with, or result in any Violation pursuant to any provision of the charter or By-laws of FAC, FANB or any other Subsidiary of FAC or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Benefit Plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to FAC, FANB or any other Subsidiary of FAC or their respective properties or assets which Violation would have a material adverse effect on FAC and its Subsidiaries, taken as a whole.

                          (iii)   No consent, approval, order or authorization
of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to FAC, FANB or any other Subsidiary of FAC in connection with the execution and delivery of this Agreement or the consummation by FAC of the transactions contemplated hereby, the failure to obtain which would have a material adverse effect on FAC, except for (A) the filing of applications with the Federal Reserve under the BHC Act and the FDIA and with the OCC and approval of same, (B) the filing with the SEC of the S-4 in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (C) such filings and approvals as are required to be made or obtained under the securities or blue sky laws of various states in connection with the transactions contemplated by this Agreement, (D) the filing of the Articles of Merger with the Secretary of State of the State of Tennessee and appropriate documents with the relevant authorities of other states in which FAC is qualified to do business, (E) the State Banking Approvals and State Takeover Approvals, (F) consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers or investment advisers and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules of NASDAQ, or which are required under consumer finance, mortgage banking and other similar laws, and (G) filings, notifications and approvals under state insurance laws and regulations.

                 (d) SEC Documents. FAC has made available to FCBI a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by FAC with the SEC (other than reports filed pursuant to Section 13(d) or 13(g) of the Exchange Act) since December 31, 1993 (the "FAC SEC Documents"), which are all the documents (other than preliminary material and reports required pursuant to Section 13(d) or 13(g) of the Exchange Act) that FAC was required to file with the SEC since such date. FAC has made available to FCBI true and complete copies of the most recent annual and quarterly Consolidated Reports of Condition and Income ("Call Reports") of FAC filed with the OCC. As of their respective dates, the Call Reports complied in all material respects with the applicable regulatory requirements (including regulatory accounting practices). As of their respective dates, the FAC SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such FAC SEC Documents, and none of the FAC SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of FAC included in the FAC SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC or normal recurring year-end adjustments) and fairly present the consolidated financial position of FAC and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. All material agreements, contracts and other documents required to be filed as exhibits to any of the FAC SEC Documents have been so filed. To FAC's knowledge, there are no unasserted claims that are not disclosed in the FAC SEC Documents that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on FAC.

                 (e) Information Supplied. None of the information supplied pursuant to this Agreement or to be supplied by FAC for inclusion or incorporation by reference in the S-4 (or other applicable form) will, at the time the S-4 is filed with the SEC, at the time it becomes effective under the Securities Act, at the time it is mailed to the shareholders of FCBI in connection with the meeting of shareholders to vote on the Merger and at all times subsequent to such mailing up to and including the time of such meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The S-4 will comply as to form with all applicable requirements.

                 (f) Compliance with Applicable Laws. FAC and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of FAC and its Subsidiaries, taken as a whole (the "FAC Permits"). FAC and its Subsidiaries are in compliance with the terms of the FAC Permits and all applicable laws and regulations, except where the failure so to comply would not have a material adverse effect on FAC. Except as disclosed in the FAC SEC Documents filed prior to the date hereof, the businesses of FAC and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a material adverse effect on FAC. Except for routine examinations by Bank Regulators, as of the date of this Agreement, to the knowledge of FAC, no investigation by any Governmental Entity with respect to FAC or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a material adverse effect on FAC.

                 (g) Litigation. As of the date of this Agreement, except as disclosed in the FAC SEC Documents filed prior to the date of this Agreement, there is no suit, action or proceeding pending or, to the knowledge of FAC, threatened, against or affecting FAC or any Subsidiary of FAC that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on FAC, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against FAC or any Subsidiary of FAC having, or which would reasonably be expected to have, any such effect.

                 (h) Absence of Certain Changes or Events. Except as disclosed in the FAC SEC Documents filed prior to the date of this Agreement, since December 31, 1994 there has not been any change or any event involving a prospective change, in the business, assets, financial condition, prospects or results of operations of FAC or any of its Subsidiaries which has had, or is reasonably likely to have, a material adverse effect on FAC (other than as a result of changes in banking laws or regulations of general applicability or interpretations thereof, changes in generally accepted accounting principles or regulatory accounting practices or interpretations thereof, changes in general economic conditions including but not limited to, changes in interest rates, and changes that could, under the circumstances, reasonably have been anticipated in light of disclosures made in writing by FAC to FCBI prior to execution of this Agreement).

                 (i) No Vote Required. Under Section 48-21-103 of the TBCA, no vote of the stockholders of FAC is required in order to enter into this Agreement or to consummate the Merger.

                 (j) Consideration. FAC has reserved or will reserve for issuance sufficient shares of FAC Common Stock for issuance in the Merger; FAC reserves the right to repurchase up to 100% of such number of shares prior to or substantially concurrent with the consummation of the Merger pursuant to Rule 10b-18 of the SEC and in a manner which does not prohibit FAC from entering into pooling transactions within two years from such repurchases.

                 (k) Governmental Approvals and Other Conditions. FAC is unaware of any reason why (i) the Requisite Regulatory Approvals (as defined in Section 6.1(c) that are required to be obtained by FAC in connection with the transactions contemplated herein should not be granted, or (ii) such Requisite Regulatory Approvals should be subject to a condition which would have a material adverse effect on FAC as contemplated in Section 6.2 (e) or (iii) any of the conditions precedent as specified in Article VI to the obligations of either FAC or FCBI to consummate the transactions contemplated herein are unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions.

                 (l) Taxes. FAC and each of its Subsidiaries have filed all tax returns required to be filed by any of them and have paid (or FAC has paid on their behalf), or have set up an adequate reserve for the payment of, all taxes required to be paid as shown on such returns, and the most recent financial statements contained in the FAC SEC Documents reflect an adequate provision for current and deferred taxes payable by FAC and its Subsidiaries accrued through the date of such financial statements, except in each case where a failure to do so would not have a material adverse effect on FAC. No deficiencies for any taxes have been proposed, asserted or assessed against FAC or any of its Subsidiaries that are not adequately reserved for, except for deficiencies that would not have a material adverse effect on FAC. Except with respect to claims for refund, the Federal income tax returns of FAC and each of its Subsidiaries consolidated in such returns have been examined by and settled with the IRS, or the statute of limitations with respect to such years has expired (and no waiver extending the statute of limitations has been requested or granted), for all years through 1990. The Federal income tax returns of FAC and each of its Subsidiaries consolidated in such returns for the years 1991 through 1993 are subject to audit by the IRS.

                 (m) Agreements with Bank Regulators. As of the date of this Agreement, neither FAC nor any Subsidiary of it is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any condition imposed in writing, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any

Bank Regulator which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management, nor has FAC been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, condition, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

                 (n) Allowance for Possible Loan Losses. The allowance for possible loan losses shown on the statement of financial condition of FANB as of March 31, 1995, is in the opinion of management of FAC consistent with applicable regulations and adequate in all material respects to provide for possible losses , net of recoveries relating to loans previously charged off, on loans and leases outstanding, accrued interest receivable on nonperforming loans as of March 31, 1995, and as of June 30, 1995, and as of the Effective Time will be in the opinion of management of FCBI, consistent with applicable regulations and adequate in all material respects to provide for all known and reasonably anticipated possible losses, net of recoveries relating to loans previously charged off, on loans and leases outstanding and accrued interest receivable on non-performing loans as of the Effective Time.


                                   ARTICLE IV

                   Covenants Relating to Conduct of Business


                 4.1 Covenants of Both Parties. Unless prior written consent of the other party shall have been obtained, and except as otherwise expressly contemplated herein, prior to the Effective Time each of FAC and FCBI shall and shall cause each of its Subsidiaries to (a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organizations and assets and maintain its rights and franchises, and (c) take no action which would materially (i) adversely affect the ability of any party to obtain any consents required for the transactions contemplated hereby, or
(ii) adversely affect the ability of any party to perform its covenants and agreements under this Agreement in all material respects and to consummate the Merger; or (iii) prevent or impede the transactions contemplated herein from qualifying as a reorganization under Section 368 of the Code; provided, that the foregoing shall not prevent FAC or any of its Subsidiaries from acquiring additional assets or businesses or discontinuing or disposing of any of its assets or businesses if such action is, in the judgment of FAC, desirable in the conduct of the business of FAC and its Subsidiaries so long as any of such actions does not materially delay receipt of the Requisite Regulatory Approvals (as defined herein) or adversely affect FAC's ability to consummate the Merger or have a material adverse effect on FAC. Neither FAC nor FCBI shall intentionally take or cause to be taken any action, that would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code.

                  4.2 Covenants of FCBI. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FCBI covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer of FAC or the president of FANB (which consent shall not be unreasonably withheld):

                          (a) amend the Charter, Bylaws, or other governing instruments of FCBI or any Subsidiary; or

                          (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness of a FCBI or any Subsidiary thereof to another Subsidiary) except in the ordinary course of the business of FCBI and its Subsidiaries consistent with past practices, or impose or suffer the imposition, on any share of capital stock held by FCBI or any Subsidiary of any lien or encumbrance or except to the extent such liens or encumbrances exist on the date hereof, permit any such lien or encumbrance to exist; or

                          (c) except for the redemption of the Series C Preferred and the Series D Preferred, the conversion of the Series A Preferred to FCBI Common, the modification of the maturity date of the convertible capital debentures and the payment thereof, repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any FCBI or any Subsidiary, or declare or pay any dividend or make any other distribution in respect of FCBI's capital stock other than regular quarterly cash dividends not in excess of $0.20 per share of FCBI Common Stock; provided that in the event that the Closing does not occur on or before February 29, 1996 if as the result of action or inaction on the part of FAC, FCBI may (to the extent allowable under applicable law) accrue, declare and pay as a special dividend on shares of FCBI Common Stock, an amount equal to the difference between the FCBI dividend paid in the first and succeeding calendar quarters of 1996 and the dividend which would have been declared during the first and succeeding calendar quarters of 1996 by FAC on the shares of FAC Common Stock which would have been issuable in exchange for shares FCBI Common Stock had Closing occurred on February 29, 1996; or

                          (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof, or pursuant to the conversion of convertible securities outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof in amounts not to exceed 449,915 shares of FCBI Common Stock between the date hereof and the Effective Time, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of FCBI Common Stock or any other capital stock of any FCBI or any Subsidiary, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

                          (e) adjust, split, combine, or reclassify any capital stock of FCBI or any Subsidiary or issue or authorize the issuance of any other securities in respect of or in substitution for shares of FCBI capital stock (other than as permitted under Section 4.2(d) or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any FCBI Subsidiary or any assets other than in the ordinary course of business for reasonable and adequate consideration; or

                          (f) acquire direct or indirect control over, or invest in equity securities of, any person, other than in connection with foreclosures in the ordinary course of business; or

                          (g) except as contemplated by this Agreement grant any increase in compensation or benefits to the employees or officers of FCBI or any Subsidiary except as required by law or except as is consistent with FAC's current matrix for salary increases a copy of which has been provided to FCBI, pay any bonus except pursuant to the provisions of any applicable program or plan adopted by its Board of Directors prior to the date of this Agreement, enter into or amend any severance agreements with officers of FCBI or any Subsidiary, grant any increase in fees or other increases in compensation or other benefits to directors of any FCBI or any Subsidiary; or

                          (h) enter into or amend any employment contract between FCBI or any Subsidiary and any person that FCBI or any Subsidiary does not have the unconditional right to terminate without liability at any time on or after the Effective Time; or

                          (i) adopt any new employee benefit plan or program or make any material change in or to any existing employee benefit plans or programs of any FCBI or any Subsidiary except as required by law, or except in accordance with prior practice, make any discretionary matching contributions or discretionary contributions to any employee benefit plan of FCBI or any Subsidiary thereof; provided, however, that this clause (i) shall not prevent FCBI from making a contribution to the ESOP (as hereinafter defined) with respect to 1994, 1995 and (to the extent not in excess of the remaining ESOP loan balance) 1996 in the maximum amount allowed under the Code as long as such contribution is applied to the prepayment of the ESOP's outstanding loans from FANB; or

                          (j) commence any litigation other than in accordance with past practice, settle any litigation involving any liability of FCBI or any Subsidiary for money damages in excess of $5,000 or restrictions upon the operations of FCBI or any Subsidiary, or, except in the ordinary course of business, modify, amend, or terminate any material contract or waive, release, compromise, or assign any material rights or claims; or

                          (k) enter into or terminate any material contract or make any change in any material lease or contract, other than renewals of leases and contracts without material adverse changes of terms or pursuant to Sections 4.2(g), (h), or (i) of this Agreement; or

                          (l) except as contemplated by Section 5.15, change its methods of accounting in effect at December 31, 1994, except as required by changes in generally accepted accounting principles concurred in by FCBI's independent auditors or change its fiscal year; or

                          (m) issue any letters of credit or incur any unfunded commitments other than in the ordinary course of business or acquire any off-balance sheet or derivative financial instruments.

                 4.3 Covenants of FAC. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FAC covenants and agrees that it will not, without the prior written consent of the chief executive officer of FCBI, amend the Charter or Bylaws of FAC or the FAC Rights Agreement or other applicable governing documents, in each case, in any manner which is adverse to, and discriminates against, the holders of FCBI Common Stock.

                 4.4 Adverse Changes in Condition. Each of FCBI and FAC agrees to give written notice promptly to the other party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a material adverse effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                 4.5 Reports. Each of FAC and FCBI and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC or any other Regulatory Authority, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with Regulatory Authorities will comply in all material respects with the securities laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with laws, rules and regulations applicable to such reports.

                 4.6 Affirmative Covenants of FCBI. FCBI agrees to take or cause to be taken commencing as soon as practicable following the execution of this Agreement, and continuing thereafter as appropriate, the following affirmative actions prior to the Effective Time:

         (a) FCBI agrees to cooperate and coordinate with FAC in good faith to adopt and implement policies and procedures pursuant to action plans acceptable to FAC with respect to CRA and compliance consistent with those of FAC and FAC's affiliates and in accordance with guidelines previously provided by FAC to FCBI and First City's recent report of examination by the FDIC as included in the FCBI Disclosure Schedule.

         (b) FCBI at its cost and expense agrees to obtain and provide to FAC a Phase I environmental assessment of all branches owned by FCBI or the Subsidiary Banks and all branches leased by any of them which FAC would operate following the Closing. Such assessments will include a recommendation as to whether a Phase II assessment should be prepared. If any of the Phase I assessments recommends the undertaking of a Phase II assessment, FCBI agrees to obtain and provide to FAC such Phase II assessments as promptly as practicable at FCBI's cost and expense. Should the cost of taking all remedial and corrective actions and measures required by applicable law, health or safety concerns exceed an amount which would have a material adverse effect on FCBI, or if the cost of such actions and measures cannot be reasonably estimated with any reasonable degree of certainty that they would not exceed an amount which would have such an effect on FCBI, FAC shall have the right to terminate this Agreement upon written notice to FCBI.

         (c) FCBI agrees to maintain in effect all existing insurance coverage including without limitation such coverage with respect to existing or threatened litigation.

         Within ten (10) days after the end of each month commencing July 1, 1995 and continuing to the Effective Time, FCBI will provide a brief written description of the actions taken during the preceding month, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable to accomplish the above items and the status of all existing or threatened litigation.

                 4.7 No Solicitation. FCBI will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of FCBI or any FCBI Subsidiary, directly or indirectly, to initiate contact with any person or entity in an effort to solicit, initiate or encourage any Competing Transaction (as defined in Section 7.3 herein). FCBI will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of FCBI or any FCBI Subsidiary, directly or indirectly, (A) to cooperate with, or furnish or cause to be furnished any non-public information concerning its business, properties or assets to, any person or entity in connection with any Competing Transaction; (B) to negotiate any Competing Transaction with any person or entity; or (C) to enter into any agreement, letter of intent or agreement in principle as to any Competing Transaction. FCBI will promptly give written notice to FAC upon becoming aware of any Competing Transaction.


                                   ARTICLE V

                             Additional Agreements

                 5.1      Preparation of S-4 and the Proxy Statement.

                          (a)     For purposes of (i) holding the FCBI
shareholders' meeting to on vote on the Merger and other matters contemplated herein, and (ii) registering the FAC Common Stock in connection with the Merger with the SEC and with applicable state authorities, the parties hereto shall cooperate in the preparation of the S-4, including the prospectus/proxy statement satisfying all applicable requirements of applicable state laws, and of the Securities Act and the Exchange Act and the rules and regulations thereunder.

                          (b)     FAC shall furnish such information concerning
FAC as is necessary in order to cause the proxy statement, insofar as it relates to FAC to comply with Section 5.1(a) hereof. FAC agrees promptly to advise FCBI if at any time prior to the Effective Time any information provided by FAC in the proxy statement becomes incorrect or incomplete in any material respect and to provide the information needed to correct such inaccuracy or omission. FAC shall furnish FCBI with such supplemental information as may be necessary in order to cause such proxy statement, insofar as it relates to FAC, to comply with Section 5.1(a).

                          (c)     FCBI shall furnish FAC with such information
concerning FCBI as is necessary in order to cause the S-4, insofar as it relates to the FCBI, to comply with Section 5.1(a) hereof. FCBI agrees promptly to advise FAC if at any time prior to the Effective Time any information provided by FCBI in the S-4 becomes incorrect or incomplete in any material respect and to provide FAC with the information needed to correct such inaccuracy or omission. FCBI shall furnish FAC with such supplemental information as may be necessary in order to cause the S-4, insofar as it relates to FCBI, to comply with Section 5.1(a). FCBI may include the opinion referred to in Section 6.3(e), updated to a date within three days of the date of the proxy statement, in the proxy statement.

                          (d)     FCBI shall file with the SEC the Proxy
Statement and FAC shall file with the SEC the S-4, in which the Proxy Statement will be included. FAC shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. FAC shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of FAC Common Stock in the Merger, and FCBI shall furnish all information concerning FCBI and the holders of FCBI Common Stock as may be reasonably requested in connection with any such action. FAC shall advise FCBI promptly when the S-4 has become effective and of any supplements or amendments thereto, and FAC shall furnish FCBI with copies of all such documents.

                 5.2 Letter of FCBI's Accountants. FCBI shall use all reasonable efforts to cause to be delivered to FAC a consent letter of Coopers & Lybrand LLP, FCBI's independent auditors, dated a date within two business days before the date on which the S-4 shall become effective and addressed to FAC, in form and substance reasonably satisfactory to FAC, and in scope and substance consistent with applicable professional standards for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

                 5.3 Letter of FAC's Accountants. FAC shall use all reasonable efforts to cause to be delivered to FCBI a consent letter of KPMG Peat Marwick LLP, FAC's independent auditors, dated a date within two business days before the date on which the S-4 shall become effective and addressed to FCBI, in form and substance reasonably satisfactory to FCBI, and in scope and substance consistent with applicable professional standards for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

                 5.4 Access to Information. Upon reasonable notice, FCBI and FAC shall each (and shall cause each of their respective Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of FCBI and FAC shall (and shall cause each of their respective Subsidiaries to) make available to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which such party is not permitted to disclose under applicable law) and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. The parties will hold any or other such information which is nonpublic in confidence to the extent required by, and in accordance with the Confidentiality Agreement dated April 26, 1995, and accepted May 3, 1995, between FCBI through its agent Attkisson, Carter & Akers, Incorporated and FAC (the "Confidentiality Agreement"). FCBI agrees to hold, and to cause its agents and representatives to hold, all such information obtained with respect to FAC and/or its Subsidiaries in confidence to the same degree as required of FAC under the Confidentiality Agreement. No investigation by either FAC or FCBI shall affect the representations and warranties of the other, except to the extent such representations and warranties are by their terms qualified by disclosures made in writing made to such first party. FCBI agrees to work with FAC from the execution of this Agreement until Closing to develop plans, financial and otherwise, to afford maximum effectiveness in the transition contemplated by this Agreement with respect to their FCBI's customers, employees, communities and shareholders.

                 5.5 FCBI Stockholders' Meeting. FCBI shall call a meeting of its stockholders to be held as promptly as practicable on a mutually agreeable date for the purpose of voting upon the approval of this Agreement. FCBI will, through its Board of Directors, recommend to its stockholders (subject to the receipt of a fairness opinion as provided herein), and each of the Directors has individually agreed to vote his shares for, approval of this Agreement and all related matters necessary to the consummation of the transactions contemplated hereby. FCBI and FAC shall coordinate and cooperate with respect to the timing of such meeting and FCBI shall use its best efforts to hold such meeting as soon as practicable after the date on which the S-4 becomes effective.

                 5.6 Legal Conditions to Merger. Each of FCBI and FAC shall, and shall cause its Subsidiaries to, use all reasonable efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and to consummate the transactions contemplated by this Agreement, subject to the appropriate vote of stockholders of FCBI, and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and or any other public or private third party which is required to be obtained or made by such party or any of its Subsidiaries in connection with the Merger, and the transactions contemplated by this Agreement. Each of FCBI and FAC will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them or any of their Subsidiaries in connection with the foregoing. FAC shall, as soon as practicable following execution of this Agreement, prepare and file with the appropriate authorities such documents as may be necessary in order to consummate the transactions contemplated hereby. FAC agrees to use its best efforts to file such documents within 45 days of the execution of this Agreement. FCBI shall cooperate with FAC in the preparation, execution and filing of such documents and in responding to any comments made by any governmental authorities with respect to any such document. In this connection, FCBI agrees to provide comments to FAC (through counsel) regarding such documents or in response to such comments within three business days following receipt of such documents or comments.

                 5.7 Affiliates. Prior to the FCBI shareholders meeting regarding the Merger, FCBI shall deliver to FAC a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of FCBI, "affiliates" of FCBI for purposes of Rule 145 under the Securities Act. FCBI shall use all reasonable efforts to cause each person named in the letter delivered by it to deliver to the other party prior to the shareholders meeting a written "affiliates" agreement, in the form attached hereto as Exhibit C, restricting the disposition by such person of the FAC Common Stock to be received by such person in the Merger.

                 5.8 NASDAQ Listing. FAC shall use all reasonable efforts to cause the shares of FAC Common Stock to be issued in the Merger to be approved for listing on the NASDAQ national market system prior to the Closing Date.

                 5.9 Transition of Certain Employee Benefit Plans; Employment Matters.

                 (a) As soon as practicable after the execution of this Agreement and Plan of Merger, FCBI and FAC will cooperate to cause the First City Bank Employee Stock Ownership Plan and Trust (the "ESOP") to be amended (if necessary) and other action taken in a manner reasonably acceptable to FCBI and FAC to provide that (i) at the Effective Time the current trustees of the ESOP shall resign and FAC shall appoint a successor trustee; (ii) immediately after the Effective Time, the successor trustee will sell the shares of FAC Common Stock acquired by the ESOP in the Merger to FAC at the then current market price; (iii) the ESOP will be terminated as soon as possible after the Effective Time, consistent with the requirements of Section 415 of the Code and other applicable tax provisions; and (iv) as soon as practicable after the later of the Effective Time or the receipt of a favorable determination letter from the IRS with respect to the qualification of the ESOP upon its termination, FCBI and FAC agree that the assets of the ESOP will be distributed to the beneficiaries thereof and participants in the ESOP who become participants in the FIRST Plan shall be given the right to roll over their accounts into the FIRST Plan.

                 (b) The other tax-qualified defined contribution and defined benefit plans maintained by FCBI or its Subsidiaries will be terminated by FCBI on or before the Effective Time or as soon as may be practicable thereafter (and FAC and FCBI agree that participants in said plans who become participants in the FIRST Plan shall be given the right to roll over their accounts to the FIRST Plan) and the benefits thereunder distributed to participants to the extent permitted under the Code and ERISA. To the extent that such benefits may not be distributed to participants such plans will be merged into corresponding FAC plans or will be maintained as separate plans. No such distribution of benefits will be made before the receipt of an appropriate favorable determination letter from the IRS as to the effect of the termination of the plan on the qualification of the plan involved. At or immediately prior to the Effective Time, FCBI or its Subsidiaries will, to the extent permitted by applicable funding rules under the Code and ERISA, contribute to each FCBI Benefit Plan that is subject to Title I, subtitle B, part 3 of ERISA any amount required to cause the fair market value of the plan assets of such plan to equal the plan termination liabilities of such plan determined as of a date within thirty (30) days of the Closing Date.

                 All welfare and other benefit plans maintained by FCBI or its Subsidiaries will be terminated by FCBI in a manner reasonably acceptable to FCBI and FAC on or before the Effective Time or as soon as may be practicable thereafter. Employees of FCBI and its Subsidiaries shall be eligible to participate in the pension and welfare plans maintained by FAC after the Effective Time, subject to the eligibility requirements of these plans. For purposes of determining eligibility to participate in the qualified plans maintained by FAC, employees of FCBI or its Subsidiaries shall be credited with service with FCBI and its Subsidiaries to the extent credited under the respective predecessor plans. Vesting service under the FIRST Plan will be in accordance with the rules of the FIRST Plan governing vesting service for employees of acquired employers and consistent with the current policies of FAC in that regard copies of which have been provided to FCBI prior to the date hereof. Employees of FCBI and its Subsidiaries will participate in the First American Corporation Master Retirement Plan (the "Retirement Plan") in accordance with its terms. Such participants will be credited with prior service with FCBI and its Subsidiaries for eligibility and vesting purposes, but with no prior benefit service, under the Retirement Plan. Subject to the usual rules applicable to the vacation and short-term disability programs of FAC, service with FCBI and its Subsidiaries will be recognized in determining the vacation and short-term disability benefits of employees of FCBI and its Subsidiaries after the Effective Time.

                 The tax qualified defined contribution and defined benefit plans of FCBI or its Subsidiaries shall be maintained separately from FAC's Benefit Plans through the date on which participants in said plans receive final distributions of their benefits. FAC and FCBI may agree on or before the Effective Time to cause any FCBI Benefit Plan in effect at the Effective Time to remain in effect in lieu of a benefit plan maintained by FAC for an interim period in order to coordinate the transition from such FCBI Benefit Plans to FAC plans in a fair, equitable and administratively reasonable manner.

                 FAC, FCBI and FCBI's Subsidiaries and the executive officers of FAC, FCBI or FCBI's Subsidiaries will communicate with employees of FCBI or its Subsidiaries concerning the matters set forth in this Section 5.9 only through mutually agreed upon communications. The actions prescribed by this
Section 5.9 are all contingent upon obtaining appropriate determinations and rulings from the IRS and, if necessary, other governmental agencies as to the effect of such actions on the qualification of the plans involved and the compliance of such actions with other applicable law. If appropriate determinations or rulings satisfactory to the parties cannot be obtained, FCBI and FAC will adopt an alternative course of action which, as nearly as practicable, achieves the same economic results as the actions outlined herein and for which appropriate approval may be obtained.

                 (c) From and after the Effective Time, all FCBI employees who are terminated as the result of the Merger within one year of the consummation thereof will be eligible for benefits available under FAC's reduction in force policy which currently include: (i) 30 days' notice, (ii) severance based on years of service (less than 1 year - one week's pay; 1-10 years - one week's pay plus one week's pay for every year of service; more than 10 years - 12 weeks' pay), (iii) continued paid health benefits (less than 1 year - none, 1-10 years - three months, more than 10 years - six months), and
(iv) outplacement assistance.

                 5.10 Shareholder Rights. FCBI agrees to take such action as may be necessary to cause the Series B Rights not to be triggered or issued as the result of the Merger.

                 5.11 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, except that expenses incurred in connection with printing and mailing the Proxy Statement and the S-4 shall be shared equally by FAC and FCBI.

                 5.12 Brokers or Finders. Except as disclosed to the other party prior to the date hereof, each of FAC and FCBI represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Attkisson, Carter & Akers, Incorporated, whose fees and expenses will be paid and expensed by FCBI prior to the Effective Time in accordance with FCBI's agreement with such firm (a copy of which has been delivered by FCBI to FAC prior to the execution of this Agreement), and each party agrees to indemnify the other party and hold the other party harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such first party or its affiliate.

                 5.13     Indemnification:  Directors' and Officers' Insurance.
(a) From and after the Effective Time, FAC shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of FCBI or any of its Subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees), liabilities or judgments, or amounts that are paid in settlement with the approval of FAC (which approval shall not be unreasonably withheld), of or in connection with any claim, action, suit, proceeding or investigation in which an Indemnified Party is, or is threatened to be made a party or witness, based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of FCBI or any Subsidiary of FCBI, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), in each case to the full extent FCBI would have been permitted under Tennessee or federal law in effect as of the date hereof or as amended applicable to a time prior to the Effective Time, and its charter and By-laws or the charter and by laws of the FCBI Subsidiary, as applicable, to indemnify such person. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective
Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to FAC; (ii) after the Effective Time, FAC shall pay all reasonable fees and expenses of such counsel and such other fees and expenses as are reasonable for the Indemnified Parties promptly as statements therefor are received; and (iii) after the Effective Time, FAC will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that FAC shall not be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 5.13, upon learning of any such claim, action, suit, proceeding or investigation, shall notify FAC (but the failure so to notify FAC shall not relieve it from any liability which it may have under this Section 5.13 except to the extent such failure materially prejudices FAC). The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

                 (b) From and after the Effective Time and for a period of six years thereafter, FAC shall use its best efforts to maintain in effect directors' and officers' liability insurance coverage which is at least as advantageous as to coverage and amounts as maintained by FCBI immediately prior to the Effective Time with respect to claims arising from facts or events which occurred before the Effective Time;

provided, however, that FAC shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 1.5 times premiums paid as of the date hereof by FCBI for such insurance. Notwithstanding anything to the contrary contained elsewhere herein, FAC's agreement set forth above shall be limited to cover claims only to the extent that those claims are not covered under FCBI's directors' and officers' insurance policies (or any substitute policies permitted by this Section 5.13(b)).

                 (c) The provisions of this Section 5.13 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, and each Indemnified Party's heirs and representatives.

                 5.14 Coordination of Dividends. FCBI shall coordinate with FAC the declaration of any dividends in respect of FCBI Common Stock and the record dates and payment dates relating thereto, it being the intention of FCBI and FAC that holders of FCBI Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of FCBI Common Stock and any shares of FAC Common Stock any such holder received in exchange therefor in the Merger.

                 5.15 FCBI Accruals and Reserves. Prior to the Closing Date, FCBI shall review and, to the extent determined necessary or advisable, consistent with GAAP and the accounting rules, regulations and interpretations of the SEC and its staff, modify and change its loan, accrual and reserve policies and practices (including loan classifications and levels of reserves and accruals and reserves to (i) reflect the Surviving Corporation's plans with respect to the conduct of FCBI's business following the Merger and (ii) make adequate provision and accrue for the costs and expenses relating thereto including without limitation expenses relating to taxes, stock option plans, employment agreements, severance benefits and split dollar insurance premiums) so as to be applied consistently on a basis with those of FAC. Prior to the Closing, FCBI also will adjust loan loss and OREO reserves as may be appropriate, consistent with GAAP and the accounting rules, regulations and interpretations of the SEC and its staff, in light of the then anticipated post-Closing disposition of certain FCBI assets. The parties agree to cooperate in preparing for the implementation of the adjustments contemplated by this Section 5.15. Notwithstanding the foregoing, FCBI shall not be obligated to take in any respect any such action pursuant to this Section 5.15 (other than pursuant to the preceding sentence) unless and until FAC acknowledges in writing that all conditions to its obligation to consummate the Merger have been satisfied. But, upon such acknowledgement and on the Closing Date, FCBI will take such actions as are necessary to complete the payments, expenses and adjustments contemplated by this Section.

                 5.16 Bank Merger. The parties agree to use their reasonable efforts between the date of this Agreement and the Closing to take all actions necessary or desirable, including the filing of any regulatory applications, so that the merger (the "Bank Merger") of FCB and Citizens with and into FANB, with FANB being the surviving depository institution, will occur as soon as possible after the Effective Time. As soon as practicable after the execution and delivery of this Agreement, FCBI shall cause Citizens and FCB and FAC shall cause FANB to enter into a Bank Plan of Merger, mutually agreeable to the parties.

                 5.17 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

                 5.18 Enforcement of Agreements. Prior to the Effective Time, FCBI agrees to take any action that may be necessary, including seeking injunctive or equitable relief, to enforce the provisions of certain agreements between FCBI (and/or Attkisson, Carter & Akers, Incorporated as agent for FCBI) and third parties which agreements are substantially similar to the Confidentiality Agreement. FAC is hereby recognized as a third party beneficiary under such agreements.

                 5.19 Cooperation Generally. Between the date of this Agreement and the Effective Time, FAC, FCBI and their Subsidiaries shall use their best efforts, and to take all actions necessary or appropriate, to consummate the Merger and the other transactions contemplated by this Agreement at the earliest practicable date.


                                   ARTICLE VI

                              Conditions Precedent

                 6.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

                 (a) FCBI Stockholder Approval. This Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of FCBI Common Stock entitled to vote thereon and (if applicable) by the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred.

                 (b) FCBI Debenture Holders Consents. At least 66 2/3% of the holders of FCBI's convertible capital debentures shall have consented to an amendment accelerating the maturity date of the debentures to immediately prior to the Effective Time.

                 (c) NASDAQ Listing. The shares of FAC Common Stock issuable to FCBI stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NASDAQ national market system.

                 (d) Other Approvals. Other than the filing provided for by Section 1.1, all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all the foregoing, "Consents") which are necessary for the consummation of the Merger, other than Consents the failure to obtain which would have no material adverse effect on the consummation of the Merger or on the Surviving Corporation and its Subsidiaries, taken as a whole, shall have been filed, occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect. FAC shall have received all state securities or blue sky permits and other authorizations necessary to issue the FAC Common Stock in exchange for FCBI Common Stock and to consummate the Merger.

                 (e) S-4. The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

                 (f) No Injunctions or Restraints: Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any Governmental Entity seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal.

                 6.2 Conditions to Obligations of FAC. The obligation of FAC to effect the Merger is subject to the satisfaction of the following conditions unless waived by FAC:

                 (a) Representations and Warranties: The representations and warranties of FCBI set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and FAC shall have received a certificate signed on behalf of FCBI by the

President and Chief Executive Officer and by the Chief Financial Officer of FCBI to such effect.

                 (b) Performance of Obligations of FCBI. FCBI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date (including without limitation those of Section 5.17), and FAC shall have received a certificate signed on behalf of FCBI by the President and Chief Executive Officer and by the Chief Financial Officer of FCBI to such effect.

                 (c) Consents Under Agreements. FCBI shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(c)) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of FCBI or any Subsidiary of FCBI under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect on the Surviving Corporation and its Subsidiaries taken as a whole or upon the consummation of the transactions contemplated hereby.

                 (d) Opinions. FAC shall have received the opinion of KPMG Peat Marwick LLP, FAC's independent auditors, dated as of the Effective Time, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that FAC and FCBI will each be a party to that reorganization within the meaning of Section 368(b) of the Code. FAC also shall have received the opinions of Bass, Berry & Sims, counsel to FCBI, dated as of the Effective Time, in form reasonably satisfactory to FAC, which shall cover the following matters:

                          (i)     FCBI is a corporation duly organized, validly
existing and in good standing under the laws of the State of Tennessee;

                          (ii)    FCB and Citizens are Tennessee chartered
state banks duly incorporated, organized, validly existing, and in good standing under the banking laws of the state of Tennessee;

                          (iii)   TCC is duly registered, validly existing,
and in good standing under Tennessee's Industrial Loan and Thrift Company Act and under the laws of the State of Tennessee;

                          (iv)    First City is a company duly organized,
validly existing and in good standing under the laws of the State of Arizona;

                          (v)     The Agreement and Plan of Merger has been
duly and validly authorized, executed and delivered by FCBI (assuming that this Agreement is a binding obligation of FAC) constitutes a valid and binding obligation of FCBI enforceable in accordance with its terms, subject as to enforceability to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion;

                          (vi)    The execution and delivery of this Agreement
and the consummation of the Merger and the Bank Merger have been duly and validly authorized by the Boards of Directors of FCBI, FCB and Citizens and no other corporate action is necessary to authorize the Agreement or to consummate the Merger and the Bank Merger by FCBI or any Subsidiary thereof. To the actual knowledge of such counsel, no consent or approval, which has not already been obtained, from any governmental authority is required for execution and delivery by FCBI of the Agreement or any of the documents to be executed and delivered by FCBI in connection therewith and the consummation of the Merger and the Bank Merger;

                          (vii)   Immediately prior to the Effective Time (1)
the authorized capital stock of FCBI consists of 5,000,000 shares of FCBI Common Stock (2) to the actual knowledge of such counsel, there are no agreements or understandings by FCBI with respect to the voting, sale or transfer of any shares of capital stock of FCBI or any Subsidiary other than as contemplated by this Agreement; (3) FCBI and each other Subsidiary of FCBI is wholly owned by FCBI, directly or indirectly; (4) except for the shares of FCBI Common Stock and options therefore and FCBI Series A Preferred Stock convertible into FAC Common Stock or cash by virtue of the Merger, there are no shares of capital stock or securities convertible into or evidencing the right to purchase shares of FCBI capital stock outstanding; and (5) all shares of FCBI Common Stock outstanding were duly authorized, and nonassessable and were free of the preemptive right of any shareholder;

                          (viii)  Neither the execution, delivery and
performance of this Agreement by FCBI nor the consummation of the Merger and the Bank Merger nor the redemption of the Series C and Series D Preferred nor the conversion of the Series A Preferred or the Convertible Debentures will (a) conflict with or result in a breach of any provision of the respective charters, articles of incorporation or bylaws of FCBI or any Subsidiary (b) constitute or result in the breach of any term, condition, provision of or constitute a default under, or give rise to any right of termination, cancellation, or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or assets of FCBI or any Subsidiary thereof pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation included in the FCBI Disclosure Schedule to which FCBI or any Subsidiary thereof is a party or by which FCBI or any Subsidiary thereof is bound or to which any of their properties or assets may be subject, or (c) violate any order, judgment or decree to which FCBI or any Subsidiary thereof is a party or by which any of them or any of their properties or assets is bound;

                          (ix)    Except as set forth in the FCBI Disclosure
Schedule, to the actual knowledge of such counsel, there is no litigation, proceeding or governmental investigation pending or threatened against FCBI or any Subsidiary thereof, their properties, businesses or assets that would reasonably be expected to have, individually or in the aggregate, a material adverse effect of FCBI or its Subsidiaries and neither FCBI nor any Subsidiary thereof has received any notification by any regulatory agency asserting that it is not in compliance with any applicable laws, statutes or regulations (where such non-compliance would reasonably be expected to have, individually or in the aggregate, a material adverse effect on FCBI or its Subsidiaries or that seeks to revoke any license, franchise, permit or other governmental authorization which is necessary to conduct their businesses as presently conducted.

                 Such opinion may (i) expressly rely as to matters of fact upon certificates furnished by appropriate officers of FCBI, FCB or Citizens or appropriate government officials and (ii) incorporate, be guided by, and be interpreted in accordance with, the Legal Opinion Accord of the ABA Section of Business Law (1991).

                 (e) Conversion to FCBI Common Stock. Prior to the Closing Date, all convertible debt of FCBI shall have been converted into not more than 165,143 shares of FCBI Common Stock either upon conversion into or upon payment in shares of FCBI Common Stock at the amended maturity date of such convertible debt.

                 (f) Redemption of Preferred Stock. At or prior to the Closing Date, all currently outstanding shares of Series C Preferred and Series D Preferred shall be redeemed for cash at their stated values of $3,148,300 and $936,300 respectively plus all accrued and unpaid dividends thereon.

                 (g) No Material Adverse Change. There shall have been no material adverse change in the business, financial condition, prospects or results of operations or prospects of FCBI from that reflected in the FCBI SEC Documents or the FCBI Disclosure Schedule and FCBI or any of its Subsidiaries shall not have suffered any substantial loss or damage to their respective properties, or assets whether or not insured that would materially adversely affect or impair the ability of FCBI or its Subsidiaries to conduct their business and operations except for such changes that result from (i) changes in banking laws or regulations of general applicability or interpretations thereof, (ii) changes in generally accepted accounting principles or regulatory accounting principles or interpretations thereof (iii) changes in general economic conditions including changes in the general level of interest rates, or (iv) changes contemplated by this Agreement.

                 (h) Affiliate Agreements. FAC shall have received written "affiliates" agreements as provided in Section 5.7 hereof.

                 (i) Accountants' Letter. FAC shall have received a letter from Coopers & Lybrand LLP, dated the Closing Date, in form and substance satisfactory to FAC, stating in effect in respect of FCBI and its Subsidiaries that: (1) they have examined the consolidated financial statements of FCBI as of December 31, 1994, and December 31, 1993 and for each of the years then ended and have made a limited review in accordance with the standards established by the American Institute of Certified Public Accountants of the latest available unaudited consolidated interim financial statements of FCBI available after December 31, 1995; (2) on the basis of reading the latest available unaudited consolidated interim financial statements of FCBI; reading the minutes of the meetings of the stockholders and the Board of Directors and committees thereof of FCBI for the period from December 31, 1994 to the Closing Date, and inquiries of officers of FCBI having responsibility for financial and accounting matters as to whether the unaudited consolidated financial statements referred to in (1) above are stated on a basis substantially consistent with that of the audited consolidated financial statements as of December 31, 1994 and December 31, 1993 and for the years then ended, nothing came to their attention which caused them to believe that during the period from December 31, 1994 to a date specified not more than three days prior to the date of the letter there were any changes in the capital stock or the long term debt of FCBI or any decreases in revenues, net earnings or net assets of FCBI have occurred or are expected to occur (except for changes or decreases resulting from securities portfolio gains or losses, the effect of transaction costs and other costs incurred upon consummation of the Merger (such as severance payments and costs incurred pursuant to Section 5.15), the effect of the prepayment of the ESOP indebtedness pursuant to Section 4.2(i), and changes resulting from the issuance of shares or payment of cash pursuant to options, the conversion of convertible securities or the redemption of redeemable securities contemplated by this Agreement); and (3) on the basis of (i) reading the latest available interim consolidated financial statements which are referred to above and (ii) inquiries of certain officials of FCBI having responsibility for financial and accounting matters concerning whether the unaudited consolidated interim financial statements referred to in (1) above are presented fairly, nothing came to their attention which caused them to believe that the latest available consolidated interim financial statements are not fairly presented in conformity with generally accepted accounting principles ("GAAP") applied on a basis consistent with that followed in the audited consolidated financial statements dated December 31, 1994 and December 31, 1993 and for the years then ended.

                 (j) FAC shall have received a certificate of the chief executive officer of FCBI certifying to FAC immediately prior to the Effective Time (1) the number of shares of FCBI Common Stock and FCBI Preferred Stock issued and outstanding; (2) the number of options for FCBI Common Stock outstanding and (3) that no other shares of capital stock or securities convertible into or evidencing the right to purchase or subscribe for any shares of capital stock of FCBI are outstanding and that except for the Series B Rights (which shall terminate at the Effective
Time) there are no other outstanding warrants, calls, subscriptions, rights, commitments, stock appreciation rights, phantom stock or similar rights or any other agreements of any character obligating FCBI or any Subsidiary thereof to issue any shares of capital stock or securities convertible into or evidencing the right to purchase such stock; and (4) no shares of FCBI Common Stock are held by FCBI in treasury or by its Subsidiaries.

                 (k) The employment contracts with (a) William E. Rowland, President and Chief Executive Officer of FCBI, and/or (b) Robert B. Murfree, Executive Vice President of FCBI, substantially in the forms attached hereto as Exhibits A and B respectively shall have been executed and delivered respectively by Messrs. Rowland and Murfree.

                 6.3 Conditions to Obligations of FCBI. The obligation of FCBI to effect the Merger is subject to the satisfaction of the following conditions unless waived by FCBI:

                 (a) Representations and Warranties. The representations and warranties of FAC set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and FCBI shall have received a certificate signed on behalf of FAC by the Chairman or the President or a Vice Chairman and by the Chief Accounting Officer of FAC to such effect.

                 (b) Performance of Obligations of FAC. FAC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and FCBI shall have received a certificate signed on behalf of FAC by the Chairman, President and Chief Executive Officer or a Vice Chairman and by the Chief Accounting Officer of FAC to such effect.

                 (c) Consents Under Agreements. FAC shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(c)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, or upon the consummation of the transactions contemplated hereby.

                 (d) Opinions. FCBI shall have received the opinion of and Bass, Berry & Sims, counsel to FCBI, dated the Closing Date, to the effect that (i) the Merger (including the Bank Merger) will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that FAC and FCBI will each be a party to that reorganization within the meaning of Section 368(b) of the Code; (ii) the shareholders of FCBI will not recognize any gain or loss to the extent that such shareholders exchange shares of FCBI Common Stock solely for shares of FAC Common Stock in the Merger, (iii) the basis of the FAC Common Stock received by an FCBI shareholder who exchanges FCBI Common Stock solely for FAC Common Stock will be the same as the basis of the FCBI Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of FAC Common Stock ), (iv) the holding period of the FAC Common Stock received by a FCBI shareholder receiving FAC Common Stock will include the period during which the FCBI Common Stock surrendered in exchange therefor was held (provided that the FCBI Common Stock of such FCBI shareholder was held as a capital asset at the Effective Time), and (v) cash received by a FCBI shareholder in lieu of a fractional share interest of FAC Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of FAC Common Stock which such shareholder would otherwise be entitled to receive. FCBI also shall have received the opinions of Martin E. Simmons, Esq., General Counsel to FAC and of outside counsel to FAC, dated as of the Effective Time, in form reasonably satisfactory to FCBI, which shall cover the following matters:

                          (i)     FAC is a corporation duly organized, validly
existing and in good standing under the laws of the State of Tennessee;

                          (ii)    FANB is a national banking association duly
organized, validly existing, and in good standing under the laws of the United States of America;

                          (iii)   The Agreement and Plan of Merger has been
duly and validly authorized, executed and delivered by FAC (assuming that this Agreement is a binding obligation of FCBI) constitutes a valid and binding obligation of FAC enforceable in accordance with its terms, subject as to enforceability to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion;

                          (iv)    The execution and delivery of this Agreement
and the consummation of the Merger and the Bank Merger have been duly and validly authorized by the joint Board of Directors of FAC and FANB and no other corporate action is necessary to authorize the Agreement or to consummate the Merger and the Bank Merger by FAC or any Subsidiary thereof. To the actual knowledge of such counsel, no consent or approval, which has not already been obtained, from any governmental authority is required for execution and delivery by FAC of the

Agreement or any of the documents to be executed and delivered by FAC in connection therewith and the consummation of the Merger and the Bank Merger;

                          (v)     Immediately prior to the Effective Time (1)
the authorized capital stock of FAC consists of 50,000,000 shares of FAC Common Stock and 2,500,000 shares of FAC Preferred Stock; and there were sufficient shares of FAC Common Stock reserved for issuance to FCBI shareholders upon consummation of the Merger and the Bank Merger; and the shares of FAC Common Stock to be issued to the holders of FCBI Common Stock pursuant hereto have been duly authorized and when issued will be non-assessable; and

                          (vi)    Neither the execution, delivery and
performance of this Agreement by FAC nor the consummation of the Merger and the Bank Merger will (a) conflict with or result in a breach of any provision of the respective charters, articles of incorporation or bylaws of FAC or any Subsidiary (b) constitute or result in the breach of any term, condition, provision of or constitute a default under, or give rise to any right of termination, cancellation, or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or assets of FAC or any Subsidiary thereof pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which FAC or any Subsidiary thereof is a party or by which FAC or any Subsidiary thereof is bound or to which any of their properties or assets may be subject, or (c) violate any order, judgment or decree to which FAC or any Subsidiary thereof is a party or by which any of them or any of their properties or assets is bound;.

                 Such opinion may (i) expressly rely as to matters of fact upon certificates furnished by appropriate officers of FAC or FANB or appropriate government officials and (ii) incorporate, be guided by, and be interpreted in accordance with, the Legal Opinion Accord of the ABA Section of Business Law
(1991).

                 (e) Fairness Opinion. FCBI shall have received an opinion of Attkisson, Carter & Akers, Incorporated dated as of the date of the approval of this Agreement by the FCBI Board of Directors to the effect that the consideration to be received by the holders of FCBI Common Stock pursuant to this Agreement upon the consummation of the Merger is fair to such shareholders from a financial point of view.

                 (f) Receipt of Consideration. The Exchange Agent shall acknowledge in writing to FCBI that it is in receipt of (i) certificates representing the aggregate number of shares of FAC Common Stock to be issued to the shareholders of FCBI hereunder and (ii) sufficient cash to pay for fractional shares and restricted FCBI stock as provided herein.

                 (g) No Material Adverse Change. There shall have been no material adverse change in the business, financial condition, prospects or results of operations or prospects of FAC from that reflected in the FAC SEC Documents and FAC or any of its Subsidiaries shall not have suffered any substantial loss or damage to their respective properties, or assets whether or not insured that would materially adversely affect or impair the ability of FAC or its Subsidiaries to conduct their business and operations except for such changes that result from (i) changes in banking or thrift laws or regulations of general applicability or interpretations thereof, (ii) changes in generally accepted accounting principles or regulatory accounting principles or interpretations thereof or (iii) changes in general economic conditions including changes in the general level of interest rates.

                 (h) Accountants' Letter. FCBI shall have received a letter from Peat Marwick LLP, dated the Closing Date, in form and substance satisfactory to FCBI, stating in effect in respect of FAC and its Subsidiaries that: (1) they have examined the consolidated financial statements of FAC as of December 31, 1994, and December 31, 1993 and for each of the years then ended and have made a limited review in accordance with the standards established by the American Institute of Certified Public Accountants of the latest available unaudited consolidated interim financial statements of FAC available after December 31, 1995; (2) on the basis of reading the latest available unaudited consolidated interim financial statements of FAC; reading the minutes of the meetings of the stockholders and the Board of Directors and committees thereof of FAC for the period from December 31, 1994 to the Closing Date, and inquiries of officers of FAC having responsibility for financial and accounting matters as to whether the unaudited consolidated financial statements referred to in
(1) above are stated on a basis substantially consistent with that of the audited consolidated financial statements as of December 31, 1994 and December 31, 1993 and for the years then ended, nothing came to their attention which caused them to believe that during the period from December 31, 1994 to a date specified not more than three days prior to the date of the letter there were any changes in the capital stock or the long term debt of FAC or any material decreases in revenues, net earnings or net assets of FAC have occurred or are expected to occur (except for changes resulting from the transactions contemplated by this Agreement, or changes resulting from the anticipated acquisitions by FAC of Heritage Federal Bancshares, Inc. and Charter Federal Savings Bank) ; and (3) on the basis of (i) reading the latest available consolidated interim financial statements which are referred to above and (ii) inquiries of certain officials of FAC having responsibility for financial and accounting matters concerning whether the unaudited consolidated interim financial statements referred to in (1) above are presented fairly, nothing came to their attention which caused them to believe that the latest available consolidated interim financial statements are not fairly presented in conformity with GAAP applied on a basis consistent with that followed in the audited consolidated financial statements dated December 31, 1994 and December 31, 1993 and for the years then ended.

                                  ARTICLE VII

                           Termination and Amendment

                 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of FCBI:

                 (1)      by mutual consent of FAC and FCBI; or

                 (2) by either FAC or FCBI if (i) the Merger shall not have been consummated on or before June 30, 1996 (the "Termination Date") provided the terminating party shall not have breached in any material respect its obligations under this Agreement in a manner that proximately contributed to the failure to consummate the Merger by such date, (ii) any governmental or regulatory body, the consent of which is a condition to the obligations of FAC and FCBI to consummate the transactions contemplated hereby or by the Merger Plan, shall have determined not to grant its consent and all appeals of such determination shall have been taken and have been unsuccessful, or (iii) any court of competent jurisdiction in the United States or any State shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable.

                 (3)      By FAC:

                          (a) if any event shall have occurred as a result of which any condition set forth in Sections 6.1 or 6.2 is no longer capable of being satisfied; or

                          (b) if there has been a breach by FCBI of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a material adverse effect on the assets, liabilities, financial condition, results of operations, business or prospects of FCBI and its Subsidiaries taken as a whole, or there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of FCBI, which breach is not curable, or, if curable, is not cured within 20 days after written notice of such breach is given by FAC to FCBI; or

                          (c) If FCBI (or its Board of Directors) shall have authorized, recommended, proposed or publicly announced its intention to enter into a Competing Transaction (as herein defined) which has not been consented to in writing by FAC; or

                          (d) if the Board of Directors of FCBI shall have withdrawn or materially modified its authorization, approval or recommendation to the stockholders of FCBI with respect to the Merger or this Agreement in a manner adverse to FAC or shall have failed to make the favorable recommendation required by Section 5.5; or

                          (e) if the Average Closing Price exceeds $41.70 upon the giving of notice as provided in Section 2.1(b) hereof provided that FCBI shall not have agreed to the reduction in the Exchange Ratio as therein provided; or

                          (f)     as provided in Section 4.6(b).

                 (4)      By FCBI:

                          (a) if any event shall have occurred as a result of which any condition set forth in Sections 6.1 or 6.3 is no longer capable of being satisfied (provided that nothing herein shall require FCBI to hold more than one meeting at which a quorum is present pursuant to Section 5.5 herein); or

                          (b) if there has been a breach by FAC of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a material adverse effect on the assets, liabilities, financial condition, results of operations, business or prospects of FAC and its Subsidiaries taken as a whole, or there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of FAC which breach is not curable or, if curable, is not cured within 20 days after written notice of such breach is given by FCBI to FAC; or

                          (c) if the Average Closing Price is less than $31.40 upon the giving of notice as provided in Section 2.1(b) and if FAC shall not have agreed to the increase in the Exchange Ratio as therein provided.

For purposes of this Agreement, the term "Competing Transaction" means any of the following involving FCBI (other than the transactions contemplated by this Agreement): (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of FCBI in a single transaction or series of transactions to the same person, entity or group; or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

                 7.2 Rights and Obligations upon Termination. If this Agreement is terminated as provided herein, each party will redeliver all documents, work papers, and other materials of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same including using its best efforts to obtain and redeliver all such documents, work papers and materials, except to the extent previously delivered to third parties in connection with the transactions contemplated hereby, and all information received by any party hereto with respect to the business of any other party shall not at any time be used for the advantage of, or disclosed to third parties by, such party to the detriment of the party furnishing such information; provided, however, that this Section 7.2 shall not apply to any documents, work papers, material, or information which is a matter of public knowledge or which heretofore has been or hereafter is published in any publication for public distribution or filed as public information with any governmental agency.

                 7.3 Fees and Expenses. FCBI acknowledges that FAC has spent, and will be required to spend, substantial time and effort in examining the business, properties, affairs, financial condition and prospects of FCBI and its Subsidiaries, has incurred, and will continue to incur, substantial fees and expenses in connection with such examination, the preparation of this Agreement and the accomplishment of the transactions contemplated hereunder, and will be unable to evaluate and, possibly, make investments in or acquire other entities due to the limited number of personnel available for such purpose and the constraints of time. Therefore, to induce FAC to enter this Agreement,

                 (a)      If FAC terminates this Agreement pursuant to:

                          (i) Section 7.1(3)(a) or (3)(b) by reason of the failure to meet any condition contained in Section 6.2(a) or
                 (b) due to FCBI's knowing and intentional misrepresentation or knowing and intentional breach of warranty or breach of any covenant or agreement and within 12 months from the date of termination a Competing Transaction is consummated or FCBI shall have directly or indirectly solicited bids for a Competing Transaction or shall have entered into an agreement or an agreement in principle which if consummated would constitute a Competing Transaction;

                          (ii)    Section 7.1(3)(d);

                          (iii) Section 7.1(3)(c) and within 12 months from the date of termination a Competing Transaction is consummated or FCBI shall have entered into an agreement which if consummated would constitute a Competing Transaction; or

                 (b) if FCBI terminates this Agreement pursuant to Section 7.1(4) because this Agreement did not receive the requisite vote of the FCBI stockholders and within 12 months from the date of termination a Competing Transaction is consummated or FCBI shall have entered into an agreement which if consummated would constitute a Competing Transaction; then FCBI shall pay to FAC a fee in the amount of $3 million (the "Fee"), which amount is inclusive of the FAC Expenses, not as a penalty but as full and complete liquidated damages. Upon payment of the Fee, FCBI shall have no further liability to FAC at law or equity. The Fee shall be payable to FAC notwithstanding that any action taken by the Board of Directors of FCBI which may give rise to the obligation to pay the Fee may have been taken in accordance with the fiduciary duties of the Board of Directors. Any payment required pursuant to this
Section 7.3 shall be made as promptly as practicable, but in no event later than two business days after the date due and shall be made by wire transfer of immediately available funds to an account designated by FAC. In the event that FAC is entitled to the Fee, FCBI shall also pay to FAC interest at the rate of 6% per year on any amounts that are not paid when due, plus all costs and expenses in connection with or arising out of the enforcement of the obligation of FCBI to pay the Fee or such interest.


                 7.4 Effect of Termination. Except for such provisions of this Agreement which by their terms expressly survive the termination hereof and the provisions of Sections 5.13, 8.8, 7.2, 7.3 and this Section 7.4, which shall survive any termination of this Agreement. In the event of a termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and have no further effect.


                                  ARTICLE VIII

                               General Provisions

                 8.1 Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those agreements and covenants which by their terms apply or are intended to be performed in whole or in part after the Effective Time.

                 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                 (a)      if to FAC, to

                 First American Corporation
                 615 First American Center
                 Nashville, Tennessee  37237-0615
                 Attention: Dennis C. Bottorff,
                            Chairman and Chief Executive Officer

with a copy to

                 Martin E. Simmons, Esq.
                 Executive Vice President-Administration,
                 General Counsel and Secretary
                 606 First American Center
                 Nashville, Tennessee  37237-0606

and

                 (b)      if to FCBI, to

                 First City Bancorp, Inc.
                 201 South Church Street
                 Murfreesboro, Tennessee  37130
                 Attention: William E. Rowland,
                            President and Chief Executive Officer

with a copy to

                 Bass, Berry & Sims
                 2700 First American Center
                 Nashville, Tennessee 37238-2700
                 Attention:  Bob F. Thompson, Esq.

                 8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement, "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July 5, 1995.

                 8.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                 8.5 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than the Confidentiality Agreement which shall remain in full force and effect, and (b) except as expressly provided herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The parties hereby acknowledge that, except as hereinafter agreed upon in writing, no party shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Merger until consummation thereof.

                 8.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee, without regard to any applicable conflicts of law.

                 8.7 Injunctive Relief; Limitations on Remedies. The parties hereto acknowledge and agree that since a remedy at law for any breach or attempted breach of the provisions hereof shall be inadequate, the parties shall be entitled to specific performance and injunctive or other equitable relief in case of any such breach or attempted breach, in addition to whatever other remedies may exist at law. The parties hereto also waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Each party further agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or thereof or to any other remedy, including but not limited to money damages, for breach hereof or thereof or of any other provision of this Agreement or parts hereof as a result of such holding or order. This provision is not intended to render null or unenforceable any obligation hereunder that would be valid and enforceable if this provision were not in this Agreement.

                 8.8 Publicity. Except as otherwise required by law or the rules of NASDAQ, so long as this Agreement is in effect, neither FCBI nor FAC shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

                 8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                 8.10 Consents. For purposes of any provision of this Agreement requiring, permitting or providing for the consent of FAC or FCBI, the written consent of the Chief Executive Officer of FAC or FCBI, as the case may be, shall be sufficient to constitute such consent.

                 8.11 Disclosures. No fact or event shall be deemed to have been disclosed by one party to the other party for purposes of this Agreement unless such fact or event is disclosed in a writing delivered to such party.

                 IN WITNESS WHEREOF, FAC and FCBI have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of July 5, 1995.


                                          FIRST AMERICAN CORPORATION

                                          BY: /s/ Dale W. Polley
                                             ----------------------------------
                                          Dale W. Polley
                                          Vice Chairman


ATTEST:

/s/ Mary Neil Price
- -------------------------------

Title: Assistant Secretary
       ------------------------


                                          FIRST CITY BANCORP, INC.

                                          BY: /s/ William E. Rowland
                                             ----------------------------------
                                          William E. Rowland
                                          President and Chief Executive Officer

ATTEST:

/s/ Robert B. Murfree
- -------------------------------

Title: Executive Vice President
      -------------------------

LIST OF EXHIBITS TO AGREEMENT AND PLAN OF MERGER
DATED AS OF JULY 5, 1995
BY AND BETWEEN FIRST AMERICAN CORPORATION AND FIRST CITY BANCORP, INC.




Exhibit A        Employment Agreement

Exhibit B        Employment Agreement

Exhibit C        Affiliate Letter